UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

155 Harlem Avenue, Glenview, IL	60025
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code) 847-724-7500

ITW Bargaining Savings and Investment Plan
Financial Statements
As of December 31, 2015 and 2014
Plan Number 039

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Steering Committee
Illinois Tool Works/Plan Administrator

We have audited the accompanying statements of net assets available for benefits of ITW Bargaining Savings and Investment Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ITW Bargaining Savings and Investment Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of ITW Bargaining Savings and Investment Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

By: /s/ Grant Thornton LLP
Chicago, Illinois
June 24, 2016

ITW Bargaining Savings and Investment Plan

Financial Statements and Schedule
as of December 31, 2015 and 2014

Employer Identification Number 36-1258310
Plan Number 039

0

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2015 and 2014

Employer Identification Number 36-1258310, Plan Number 039

	2015	2014
ASSETS:
Receivables
Company contributions	$11,088	$—
Participant contributions	16,438	—
Notes receivable from participants	588,782	645,977
Other income	93	0
Total receivables	616,401	645,977

Investments at fair value (Note 5)	11,561,986	13,113,248
Investments at contract value (Note 3)	2,254,378	2,218,813
Total Plan’s interest in Master Trust (Note 4)	13,816,364	15,332,061

Total assets	14,432,765	15,978,038

LIABILITIES:
Administrative expenses payable	7,332	4,098

NET ASSETS AVAILABLE FOR BENEFITS	$14,425,433	$15,973,940

The accompanying notes to financial statements
are an integral part of these statements.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2015

Employer Identification Number 36-1258310, Plan Number 039

INCREASES (DECREASES):
Contributions
Company	$534,699
Participant	650,029
Rollovers	15,052
Total contributions	1,199,780

Plan’s interest in Master Trust net investment loss	(114,911)

Interest income on notes receivable from participants	20,214

Benefits paid to participants	(2,621,357)

Administrative expenses	(29,766)

Net decrease before net transfers to other plans	(1,546,040)

Net transfer to other plan (Note 10)	(2,467)

Net decrease	(1,548,507)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,973,940
End of year	$14,425,433

The accompanying notes to financial statements
are an integral part of this statement.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Employer Identification Number 36-1258310, Plan Number 039

1.    DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Bargaining Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan in which employees covered by collective bargaining agreements of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the “Company”), are eligible to participate in the Plan as determined by the collective bargaining agreements. Established on January 1, 1991, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The investment assets of the Plan are held in the Illinois Tool Works Inc. Master Pension Trust (the “Master Trust”) at The Northern Trust Company (the “Trustee”). The Trustee also serves as an investment advisor of The Northern Trust Company funds. Empower (the “Recordkeeper”) served as recordkeeper for the period April 1, 2015 to December 31, 2015. Voya (the “Prior Recordkeeper”) served as recordkeeper of the Plan for the period January 1, 2015 to March 31, 2015 and the 2014 plan year.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts. In addition, participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may change their contribution percentages with each payroll period.

Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a “catch–up” contribution, is subject to an annual maximum amount.

Participant and Company contributions may begin with the attainment of the eligibility requirements of the Plan. The Company provides a contribution based on formulas set forth for each collectively bargained group of the Company.

Contributions are subject to certain limitations.

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Funds

The Plan offers two investment paths and each path offers a mix of investments with different strategies, objectives and risk/reward potentials. Participants may only select one path but may change paths at any time, subject to certain restrictions. Within the first path, participants choose a fund based on the date closest to their retirement or need for savings. Participants may choose from a combination of any six core funds in the second path.

Vesting

Participants’ interest in their employee and Company contribution accounts are fully vested at all times.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their account. Loans bear a reasonable rate of interest based on prevailing market rates, are secured by a portion of the participant’s account and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds; the participant’s account is credited with the interest payments made pursuant to the loan agreements. Principal and interest is paid ratably through payroll deductions.

Benefits

Upon termination of employment or death of a plan member, participants may receive a lump-sum payment of their account balance. Additional optional payment forms are available at the election of the participant, in accordance with the plan document.

2.    SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments(other than the fully benefit-responsive investment contracts) are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a description of the valuation methodologies used for assets measured at fair value.

Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the plan. See Note 3 for a description of the valuation methodologies used for assets measured at contract value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the participants’ accounts and amounts reported in the Statements of Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Net Appreciation/ (Depreciation)

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan’s unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan's interest in Master Trust net investment gain or (loss).

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan may be paid from Plan assets to the extent permissible by the Plan document. Expenses are identified as either specific or common fees. Specific fees, if any, are charged entirely to the Plan. Common fees are prorated to the Plan based on the Plan assets in relation to Master Trust assets.

3.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s investments in the Master Trust include fully benefit-responsive investment contracts in the Stable Asset Fund. The accounts for these contracts are credited with contributions and earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Through the Stable Asset Fund, the Plan also holds synthetic investment contracts. A synthetic investment contract includes a wrapper fee, which is a risk charge in order to credit participant accounts with contract value over the term of the agreement.

Investment contracts provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments at the time of computation.

Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events, such as Plan termination, may limit the ability of the Plan to transact at contract value with the issuer.
The Company does not believe that the occurrence of any such event is probable.

4.    MASTER TRUST

Through the Master Trust agreement, three investment accounts were established to accommodate the investment assets of the Plan and other Company sponsored retirement plans. Within the Master Trust, the investment assets of the Plan reside in the ITW Defined Contribution Plans’ Investment Account (the “DC Investment Account”). The Plan’s interest in the DC Investment Account has an interest in the ITW Collective Defined Benefit and Defined Contribution Plans’ Investment Account (the “Collective Investment Account”). The Plan does not have an interest in the ITW Defined Benefit Plans’ Investment Account (the “DB Investment Account”). Plan investments and investment income reported in the Plan’s financial statements represent the Plan’s interest of the corresponding total of the Master Trust net assets and investment loss.

The net assets in the DC Investment Account as of December 31, 2015 and 2014 are as follows:

	2015	2014
Assets
Interest and dividends receivable	$2,916,035	$2,751,886
Due from brokers	1,235,118	1,911,374
Total receivables	4,151,153	4,663,260

Investments at fair value
Interest-bearing cash	4,878,610	3,206,259
Interest in collective trust funds	1,127,833,282	1,198,417,824
Interest in Collective Investment Account	265,613,406	300,078,894
Interest in mutual funds	267,898,079	285,673,695
Company common stock	362,907,725	394,669,163
Common stock	108,005,232	121,792,882
Real estate	12,952,746	14,720,824
Total investments at fair value	2,150,089,080	2,318,559,541

Investments at contract value
Guaranteed investment contracts	235,322,115	212,987,248
Synthetic investment contracts	215,553,568	230,775,295
Total investments at contract value	450,875,683	443,762,543

Total assets	2,605,115,916	2,766,985,344

Liabilities
Operating payables	669,241	2,024,887

DC Investment Account Net Assets	$2,604,446,675	$2,764,960,457

For the year ended December 31, 2015, the net loss on investments in the DC Investment Account are as follows:

Interest from interest-bearing cash	$11,477
Interest from investment contracts with insurance companies	9,258,634
Company common stock dividends	8,301,628
Common stock dividends	1,768,776
Net loss on sale of common stock	(5,643,725)
Unrealized depreciation of common stock	(14,574,928)
Net investment gain from collective trust funds	8,218,649
Net investment loss from Collective Investment Account	(7,358,890)
Net investment loss from mutual funds	(35,125,317)
Net gain from real estate	754,874
Investment management fee	(1,493,671)
Net investment loss	$(35,882,493)

The Plan’s interest in the DC Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan’s interest in the DC Investment Account net investment loss represents an allocation of the common loss. The Plan’s interest in the DC Investment Account assets and the net investment loss was 0.5% at December 31, 2015 and 0.6% at December 31, 2014.

The Plan’s interest in the DC Investment Account includes an interest in the Collective Investment Account. The net assets in the Collective Investment Account as of December 31, 2015 and 2014 are as follows:

	2015	2014
Assets
Noninterest-bearing cash	$18,446	$8,944

Receivables
Interest and dividends	921,074	1,194,665
Due from brokers	1,060,267	1,775,725
Total receivables	1,981,341	2,970,390

Investments at fair value
Interest bearing cash	7,265,706	1,331,099
Interest in collective trust funds	11,601,406	14,003,681
Corporate bonds	1,794,405	1,352,211
Preferred stock	1,197,518	1,942,737
Common stocks	361,084,196	537,100,816
Real estate	3,224,795	2,901,248
Total investments	386,168,026	558,631,792

Total assets	388,167,813	561,611,126

Liabilities
Operating payables	717,201	907,968
Due to brokers and other liabilities	1,975,856	3,740,803
Total liabilities	2,693,057	4,648,771
Collective Investment Account Net Assets	$385,474,756	$556,962,355

For the year ended December 31, 2015, the net loss on investments of the Collective Investment Account are as follows:

Interest from interest-bearing cash	$8,245
Preferred stock dividends	108,518
Common stock dividends	5,452,001
Net gain on sale of common stock	7,121,745
Unrealized depreciation of common stock	(16,710,778)
Net investment gain from collective trust funds	24,085
Net investment gain from real estate income	237,249
Investment management fee	(3,233,664)
Net investment loss	$(6,992,599)

The Plan’s interest in the Collective Investment Account assets and net investment loss represents an allocation of the common assets and loss. The Plan’s interest in the Collective Investment Account net assets and the net investment loss was 0.3% at December 31, 2015 and 2014.

5.    FAIR VALUE MEASUREMENTS

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in     Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured     using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within     the fair value hierarchy. The guidance requires retrospective application and is effective for public business entities     for fiscal years, and interim periods within those years, beginning after December 15, 2015. For all other entities, the     guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016.     Early adoption is permitted. Management elected to early adopt the provisions of this new standard. Accordingly,     the     amendment was retrospectively applied.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined     Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-    Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical     Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive     investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I     and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with     early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be     applied prospectively, with early application permitted. Management has elected to adopt Parts I and II early.     Accordingly, the amendments were retrospectively applied.

Financial Accounting Standards Board (FASB) ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The valuation inputs for the three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2
Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Unobservable inputs for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Cash and cash equivalents are recorded at cost, which approximates fair value.

Collective trust funds are valued using the net asset value provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

Mutual funds are traded in active markets and are valued based on quoted net asset value of shares held by the Master Trust investment accounts at year end.

Common and preferred stock is valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Real estate is valued at closing price reported in the market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, DC Investment Account’s and Collective Investment Account’s assets at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Total	Level 1	Level 2	Level 3
DC Investment Account
Cash & cash equivalents	$4,878,610	$4,878,610	$—	$—
Mutual funds	267,898,079	267,898,079	—	—
Collective trust funds (a)	1,127,833,282	—	—	—
Company common stock	362,907,725	362,907,725	—	—
Common stock	108,005,232	108,005,232	—	—
Interest in Collective Investment Account:
Cash & cash equivalents	4,997,485	4,997,485	—	—
Collective short-term investment fund (a)	7,979,658	—	—	—
Corporate bonds	1,234,224	—	1,234,224	—
Preferred stock	823,675	823,675	—	—
Common stock	248,360,291	248,360,291	—	—
Real estate	2,218,073	2,218,073	—	—
Real estate	12,952,746	12,952,746	—	—
Total investments at fair value	$2,150,089,080	$1,013,041,916	$1,234,224	$—

Collective Investment Account
Cash & cash equivalents	$7,265,706	$7,265,706	$—	$—
Collective short-term investment fund (a)	11,601,406	—	—	—
Corporate bonds	1,794,405	—	1,794,405	—
Preferred stocks	1,197,518	1,197,518	—	—
Common stocks	361,084,196	361,084,196	—	—
Real estate	3,224,795	3,224,795	—	—
Total investments at fair value	$386,168,026	$372,772,215	$1,794,405	$—

	Assets at Fair Value as of December 31, 2014
	Total	Level 1	Level 2	Level 3
DC Investment Account
Cash & cash equivalents	$3,206,259	$3,206,259	$—	$—
Mutual funds	285,673,695	285,673,695
Collective trust funds (a)	1,198,417,824	—	—	—
Company common stock	394,669,163	394,669,163	—	—
Common stock	121,792,882	121,792,882	—	—
Interest in Collective Investment Account:
Cash & cash equivalents	715,023	715,023	—	—
Collective short-term investment fund (a)	7,522,324	—	—	—
Corporate bonds	726,364	—	726,364	—
Preferred stock	1,043,575	1,043,575	—	—
Common stock	288,513,152	288,513,152	—	—
Real estate	1,558,456	1,558,456	—	—
Real estate	14,720,824	14,720,824	—	—
Total investments at fair value	$2,318,559,541	$1,111,893,029	$726,364	$—

Collective Investment Account
Cash & cash equivalents	$1,331,099	$1,331,099	$—	$—
Collective short-term investment fund (a)	14,003,681	—	—	—
Corporate bonds	1,352,211	—	1,352,211	—
Preferred stocks	1,942,737	1,942,737	—	—
Common stocks	537,100,816	537,100,816	—	—
Large company stocks	183,835,585	183,835,585	—	—
Mid & small company stocks	208,609,222	208,609,222	—	—
Foreign company stocks	144,656,009	144,656,009	—	—
Real estate	2,901,248	2,901,248	—	—
Total investments at fair value	$558,631,792	$543,275,900	$1,352,211	$—

a)	These funds allows for daily liquidation with no additional notice required for redemption.

6.    ADMINISTRATION

The Master Trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund.

7.    RELATED PARTY TRANSACTIONS

Through the Master Trust, certain Plan investments are shares of collective trust funds managed by the Trustee. In addition, the Recordkeeper was paid administrative fees in the Plan year. As defined by ERISA, any person or organization which provides these services to the Plan qualifies as a related party-in-interest. The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

8.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and negotiated contracts.

9.    TAX STATUS

The Plan obtained its latest determination letter on May 31, 2011, in which the Internal Revenue Service stated that the Plan and related Trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, the Company believes that the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for the years prior to 2012.

10.    TRANSFERS TO OTHER PLANS

Assets transferred to the following plans in 2015:

Plan Name	Transfer Date	Assets Transferred to Other Plans
ITW Savings and Investment Plan (SIP)	Various	$(2,467)
Total transfers to other plans		$(2,467)

Assets transferred to SIP represent transfers of individual participant account balances due to changes in job classification.

11.    SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2015 through the date these financial statements were available to be issued. There are no subsequent events that would require recognition or disclosure in these financial statements.

Schedule

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2015

Employer Identification Number 36-1258310, Plan Number 039

Identity of Issuer/Description of Investments	Current Value
*Notes Receivable from Participants**	$588,782

*Party-in-interest

**Interest rates on loans to participants with balances outstanding at
December 31, 2015, 3.25%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 24, 2016.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: June 24, 2016	By: /s/ Karen Tulloch
Karen Tulloch
Vice President, Human Resources